SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

30 November 2020
 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

 No. 1 Regulatory News Service Announcement, dated 30 November 2020 re: Charlie Nunn appointed Group Chief Executive

30 November 2020

LLOYDS BANKING GROUP: APPOINTMENT OF CHARLIE NUNN AS GROUP CHIEF EXECUTIVE

Lloyds Banking Group plc is pleased to announce that, subject to regulatory approval, Charlie Nunn is to be appointed to the role of Group Chief Executive Officer and Executive Director.

Mr. Nunn is currently global Chief Executive, Wealth and Personal Banking at HSBC. Since joining HSBC in 2011, Mr. Nunn has held a range of leadership positions including Global Chief Operating Officer of Retail Banking and Wealth Management, Group Head of Wealth Management and Digital, and Chief Executive of Retail Banking and Wealth Management, assuming his current role in February 2018. He began his career at Accenture where he worked for 13 years in the US, France, Switzerland and the UK and became a Partner. He then moved to McKinsey & Co. as a senior Partner for 5 years.

Robin Budenberg, Non-Executive Director and incoming Chairman from 1 January 2021, said "I am excited about Charlie's vision for Lloyds Banking Group, as well as his passion for and commitment to our purpose of helping Britain prosper. Given his career track record, he will bring world class operational, technology and strategic expertise to build on the strengths of the existing management team. I look forward to welcoming him to the Group."

Charlie said "I feel particularly lucky to be joining Lloyds Banking Group at this important time. Lloyds' history, exceptional people and leading position in the UK means it is uniquely placed to define the future of exceptional customer service in UK financial services. I look forward to building on the work of António and the team and their commitment to helping Britain prosper."

Lord Blackwell, Chairman of Lloyds Banking Group, said "I am delighted that we have now completed the leadership succession by appointing Charlie as CEO to work alongside Robin Budenberg as the incoming Chairman. I am confident that together they will provide the strong leadership required to carry forward the strategic transformation that will enable Lloyds Banking Group to succeed as the UK's leading retail and commercial bank."

António Horta-Osório, Group Chief Executive Officer, said "Charlie will find a warm welcome at Lloyds Banking Group and a deep commitment from all of our people to deliver on our purpose and to help Britain recover. I am sure that he will find his time here as fulfilling and fascinating as I have done and I wish him the very best."

The appointment follows a rigorous selection process managed by Robin Budenberg, Lord Blackwell and Alan Dickinson, Deputy Chairman and Senior Independent Director.

The date at which Mr. Nunn takes up his role will be subject to agreement with his current employer where his contract of employment contains a six month notice period and up to six months' post termination restrictions.

In the event that Mr. Horta-Osório steps down ahead of Mr. Nunn's appointment, it is envisaged, subject to regulatory approval, that William Chalmers, Group Chief Financial Officer, would take on the additional role of Acting Group CEO for the interim period. In this role he would be closely supported by Robin Budenberg and Alan Dickinson in their roles as Chairman and Deputy Chairman. Mr. Chalmers would continue to maintain ongoing responsibility as Group CFO, but arrangements would be made to support him in this role and manage his wider responsibilities appropriately.

This announcement contains information that qualified or may have qualified as inside information and is disclosed in accordance with the Market Abuse Regulation (EU) 596/2014 ("MAR"). For the purposes of MAR, this announcement is made by Kate Cheetham, Group General Counsel & Company Secretary.

There are no other matters to be disclosed under listing rule 9.6.13R in relation to Charlie's appointment.

Remuneration Arrangements

Mr. Nunn's remuneration arrangements have been set in accordance with the Directors' Remuneration Policy approved by shareholders at the AGM on 21 May 2020. This will include a basic salary of £1,125,000  per annum and a Fixed Share Award of £1,050,000  per annum, and flexible benefit funding of 4% of basic salary.

Pension funding has been set at 15% of salary, in accordance with the level set in the Directors' Remuneration Policy that aligns with arrangements for the majority of the workforce.

Mr. Nunn will be eligible for a maximum Group Performance Share award of 140% of basic salary. Mr. Nunn has agreed to limit the maximum award under the Long Term Share Plan to 150%, lower than the maximum allowable for executive directors under the Directors' Remuneration Policy.  In aggregate, the changes to salary and maximum Long Term Share Plan award will result in a maximum remuneration level that is c.20% lower than that of the current Group Chief Executive. The incoming Chairman, Robin Budenberg, has requested that his own remuneration package also be reduced by 20 per cent.

On appointment, Mr. Nunn will be granted deferred cash and share awards to replace, like for like, unvested HSBC awards that are forfeited as a result of him joining Lloyds Banking Group. The awards to be granted match the vesting and retention period attached to the awards being forfeited.

In addition, to acknowledge that Mr. Nunn will lose his expected bonus awards from HSBC for the 2020 performance year, a 'lost opportunity' bonus award will be made on hire or as soon as reasonably practicable thereafter.  The value of this award will be calculated by reference to Mr. Nunn's 2019 bonus, adjusted as appropriate by reference to HSBC's total Group bonus pool as disclosed in their 2020 Annual Report and Accounts. The awards granted will be delivered in a mixture of cash and shares in accordance with the rules generally applicable to Lloyds Banking Group awards.

- ENDS -

For further information

Investor Relations
Douglas Radcliffe                                                                   +44 (0) 20 7356 1571
Group Investor Relations Director
douglas.radcliffe@lloydsbanking.com

Corporate Affairs
Matt Smith                                                                              +44 (0) 20 7356 3522
Head of Media Relations
matt.smith@lloydsbanking.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 30 November 2020